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                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                  SCHEDULE 13G

                  UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

                               (AMENDMENT NO. __)

                        WASTE SYSTEMS INTERNATIONAL, INC.
                                (NAME OF ISSUER)

                                     COMMON
                         (TITLE OF CLASS OF SECURITIES)

                                    94106P209
                                 (CUSIP NUMBER)

(1)      Name of Reporting Persons                                        PaineWebber Group Inc.
         S.S. or I.R.S. Identification                                    13-2760086
         Nos. of Above Persons

(2)      Check the Appropriate Box if a Member of Group                   (a)
         (See Instructions)                                               (b)     X

(3)      SEC Use Only

(4)      Citizenship of Place of Organization                             State of Delaware

         Number of Shares Beneficially Owned by Each Reporting            (5)  Sole Voting Power           547,737
         Person With                                                      (6)  Shared Voting Power         0
                                                                          (7)  Sole Dispositive Power      0
                                                                          (8)  Shared Dispositive Power    547,737
(9)      Aggregate Amount Beneficially Owned by Each Reporting Person     547,737

(10)     Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares (See Instructions)

(11)     Percent of Class Represented by Amount in Row 9                  11%

(12)     Type of Reporting Person (See Instructions)                      HC, CO

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Item 1 (a)        Name of Issuer
                  WASTE SYSTEMS INTERNATIONAL, INC.

Item 1 (b)        Address of Issuer's Principal Executive Offices
                  LEXINGTON OFFICE PARK
                  420 BEDFORD STREET, SUITE 300
                  LEXINGTON, MA  02173

Item 2 (a)        Name of Person Filing

                  PaineWebber Group Inc.

Item 2 (b)        Address of Principal Business office:

                  1285 AVENUE OF THE AMERICAS
                  NEW YORK, N.Y. 10019-6028

Item 2 (c)        Citizenship:

                  State of Delaware

Item 2 (d)        Title of Class of Securities.
                  COMMON STOCK

Item 2 (e)        CUSIP Number.
                  94106P209

Item 3 The person filing this statement pursuant to Rule 13-1 (b) or 13-d-2 is:
                  (g) Parent Holding Company, in accordance with 240.13d-1(b) ii(g)

Item 4            Ownership

(a)               Amount Beneficially Owned                    547,737

(b)               Percent of Class                             11%

(c)               Number of shares as to which such person has:
                  (i) sole power to vote or to direct the vote 547,737
                  (ii) shared power to vote or to direct the vote 0
                  (iii) sole power to dispose or to direct the disposition of 0
                  (iv) shared power to dispose or to direct the disposition of 547,737

Item 5            Ownership of Five Percent or Less of a Class.

                  Inapplicable

Item 6            Ownership of More than Five Percent on Behalf of Another
                  Person

                  Inapplicable
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Item 7            Identification and Classification of the Subsidiary Which
                  Acquired the Security Being Reported on by the Parent Holding Company

                                  MHAM 547,737

                  Mitchell Hutchins Institutional Investors Inc. ("MHII") and Financial Counselors, Inc. ("FCI") are wholly-owned subsidiaries of Mitchell Hutchins Asset Management Inc. ("MHAM"), which in turn is a wholly-owned subsidiary of PaineWebber Incorporated ("PWI"), which is in turn a wholly-owned subsidiary of PaineWebber Group Inc. ("PWG"). PWG is a parent holding company as that term is defined by Rule 13d-1(b) (1) (ii) (G) of the Securities Exchange Act of 1934 (the "Act"). PWI and MHAM are broker-dealers registered under
                  Section 15 of the Act. PWI, MHAM, and FCI are investment advisers registered under Section 203 of the Investment Advisers Act of 1940.

Item 8            Identification and Classification of Members of the Group

                  Inapplicable

Item 9            Notice of Dissolution of the Group.

                  Inapplicable

Item 10           Certification

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transactions having such purposes or effect.

                  After reasonable inquiry and to the best of my knowledge and believe, I certify that the information set forth in this statement is true, complete and correct.

                                Date: August 10, 1998
                                      -------------------------------

                           Signature: /s/ Regina Dolan
                                      -------------------------------

                      Name and Title: Regina Dolan
                                      Vice President and Chief Financial Officer